Exhibit 1

Schedule A to Liquidnet, Inc. Form BD
BD – Direct Owners / Executive Officers

~~Are there any indirect owners of the applicant required to be reported on Schedule B? Yes~~

~~Ownership Codes:~~

~~NA - less than 5%~~
~~A - 5% but less than 10%~~
~~B - 10% but less than 25%~~
~~C - 25% but less than 50%~~
~~D - 50% but less than 75%~~
~~E - 75% or more~~

~~**Full Legal Name, DE/FE/I, Title or Status, Date Acquired, Own. Code, Control Person, PR, CRD # (or S.S. No., IRS Tax #, Emp. ID)**~~

~~Bond, Robert, I, Chief Executive Officer, 09/2021, NA, Y, N, 4121948~~
~~Goulet, Stephen Paul, I, Senior Managing Director/General Counsel/Secretary, 04/2021, NA, N, N, 4769810~~
~~Pezeu, Christian Jean Michel, I, Chief Financial Officer/Director, 04/2021, NA, Y, N, 5661987~~
~~Desimone, Lisa Marie, I, Chief Compliance Officer, 12/2021, NA, N, N, 2691368~~
~~Liquidnet Holdings, Inc., DE, Shareholder, 01/2000, E, Y, N, 13-4092641~~
~~Soldiviero, Luciano Michael I, FINOP, 05/2022, NA, N, N, 2487532~~